Exhibit 19

TIDEWATER INC.

POLICY STATEMENT ON INSIDER TRADING

Amended and Restated: December 11, 2023

I.	PURPOSE

The Board of Directors of Tidewater Inc. has adopted this Policy Statement on Insider Trading (this “Policy”) to provide guidelines to all directors, officers, employees and consultants of Tidewater Inc. and its subsidiaries (“Tidewater”) with respect to: (i) trading in Tidewater securities, (ii) complying with insider trading laws, (iii) preventing even the appearance of improper insider trading and (iv) promoting compliance with Tidewater’s obligation under Item 408 of Regulation S-K to publicly disclose information related to its insider trading policies and practices and the use of certain trading arrangements by Tidewater insiders.

II.	SCOPE

This Policy applies to (i) directors, officers, and employees of Tidewater; (ii) the “family members” of the foregoing persons; and (iii) contractors and consultants who have access to material nonpublic information concerning Tidewater (collectively, “Insiders”). Family members of a person include any family member who lives in such person’s household, and any family members who do not live in such person’s household but whose transactions in Tidewater’s securities are directed by such person or are subject to such person’s influence or control (e.g., parents or children who consult with such person before they trade in Tidewater’s securities).

Insider trading laws and this Policy apply to transactions in any of Tidewater’s securities, including Tidewater’s common stock, options to purchase common stock, or any other type of securities that Tidewater may issue, including but not limited to preferred stock, debentures, bonds and warrants as well as related derivative securities not issued by Tidewater, such as exchange-traded put or call options or swaps related to Tidewater securities.

III.	INSIDER TRADING LAWS

Various federal, state and foreign securities laws prohibit the purchase or sale of a company’s securities by anyone who is aware of material information about that company not generally known or available to the public. These laws also prohibit persons who possess material nonpublic information from disclosing such information to others who may trade while in possession of that information (also known as “tipping”). In addition, public companies and their controlling persons can be subject to liability if they fail to take appropriate steps to prevent insider trading by company personnel.

Insider trading laws are distinct from and in addition to the other securities laws to which employees may be subject. A transaction that is structured specifically to meet the requirements of other securities laws may nonetheless be a violation of the insider trading laws if the Insider possesses material nonpublic information at the time of the transaction.

1 | Page

Accordingly, we have designed and adopted this Policy to monitor and prevent insider trading or even allegations or the appearance of insider trading on the part of any Insider. Strict adherence to this Policy is consistent with Tidewater’s reputation for integrity and ethical conduct.

IV.	POTENTIAL SANCTIONS AND PENALTIES

The breadth of activities that constitute illegal insider trading and the consequences, which can be severe, are important to understand. Individuals have been prosecuted for insider trading in many different circumstances including trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. Both the U.S. Securities and Exchange Commission (the “SEC”) and the Financial Industry Regulatory Authority (“FINRA”) investigate and are very effective at detecting insider trading. Both the SEC and the U.S. Department of Justice pursue insider trading violations vigorously.

The consequences of insider trading violations are extremely serious. For example, under U.S. securities laws, individuals who engage in insider trading or tipping may be liable for substantial criminal and civil penalties, including, as of the date of this Policy:

(i)	a civil penalty of up to three times the profit gained or loss avoided;

(ii)	a criminal fine (no matter how small the benefit) of up to $5 million; and

(iii)	a prison term of up to twenty years.

In addition, if a company fails to implement appropriate measures to prevent unlawful insider trading, it may have “controlling person” liability for an insider trading violation, which may also extend to any officer or director of Tidewater or any supervisory employee who fails to take appropriate steps to prevent unlawful insider trading by another employee over whom they exercise control. As of the date of this Policy, controlling persons may be held liable for civil penalties of the greater of (i) $1 million and (ii) three times the profit gained or loss avoided. Further, if a company is found to be a “controlling person,” it also may be liable for criminal penalties of up to $25 million. Consequently, the Company has enacted this Policy and diligently enforces it.

In addition to criminal and civil penalties, persons who buy from or sell to an Insider or who buy from or sell to persons who have been inappropriately tipped by an Insider, may have a civil cause of action for damages against the trading or tipping Insider. Moreover, as discussed further below, any violation by an employee of this Policy could result in Company-imposed sanctions, including dismissal for cause.

V.	DEFINITION OF MATERIAL NONPUBLIC INFORMATION

Material information includes any information, whether positive or negative, that a reasonable investor would consider in a decision to buy, hold, or sell Tidewater securities or that could be expected to affect the trading price of Tidewater’s securities. Material information is not limited to historical facts but may also include projections and forecasts. Information is material even if it alone would not determine the investor’s decision; the fact that a reasonable investor would consider it to be useful in connection with a decision to buy, hold or sell securities will suffice.

No bright-line standard for assessing materiality exists; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight.

2 | Page

Examples of information that may be material include but are not limited to:

●	annual and quarterly financial results;
●	projections of future earnings or losses, or other earnings guidance;
●	significant change in earnings or previously announced earnings estimates;
●	change in dividend policy, declaration of a stock split, or company share repurchases;
●	public or private debt, equity or other securities offerings;
●	significant pending or proposed mergers, acquisitions, investments or divestitures;
●	gain or loss of significant customers or suppliers;
●	execution or termination of significant contracts;
●	significant financings or restructurings;
●	impending bankruptcy or the existence of severe liquidity problems;
●	changes in debt ratings or analyst upgrades or downgrades of Tidewater’s securities;
●	changes in senior management;
●	cybersecurity risks and incidents, including vulnerabilities and breaches; or
●	developments in significant litigation or government investigations.

Information is “nonpublic” if it has not been disseminated to investors through a widely circulated news or wire service (such as Dow Jones, Bloomberg, PR Newswire, etc.) or through a public filing with the SEC. Generally, investors must also have the opportunity to absorb the information. For the purposes of this Policy, information will not be considered public until after the close of trading on the first full trading day following Tidewater’s widespread public release of the information. Any Insider who is unsure whether the information that they possess is material or nonpublic should consult the General Counsel for guidance. As further described in Section VII.B. below, a Restricted Insider may not trade in Tidewater securities unless and until the Restricted Insider receives the signed preclearance form as set forth in Exhibit A. This requirement is mandatory even if the Restricted Insider believes he or she is not in possession of material nonpublic information.

VI.	POLICY REQUIREMENTS APPLICABLE TO ALL INSIDERS

A.	Trading On or Disclosing Material Nonpublic Information

If any Insider is aware of material nonpublic information about Tidewater, it is the policy of Tidewater that neither that Insider, nor any of their family members, nor any other person living in that Insider’s household or entities controlled by that Insider, may:

(i)	buy or sell, or offer to buy or sell, any Tidewater securities;

(ii)	recommend the purchase or sale of any Tidewater securities or engage in any other action to take advantage of, or disclose to others, that information.

Insiders will be deemed to be responsible for compliance with this Policy by members of their household and entities under their control. Transactions that the Insider believes are necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) or small transactions are not permissible exceptions. Securities laws do not recognize any mitigating circumstances and, in any event, even the appearance of an improper transaction must be avoided to preserve Tidewater’s reputation for adhering to the highest standards of ethical conduct. These prohibitions also apply to material nonpublic information regarding the securities of any other publicly‑traded company if that information was obtained by the Insider through their relationship with Tidewater.

3 | Page

Material non-public information about Tidewater or its business partners is the property of Tidewater, and unauthorized disclosure or use of that information is prohibited. That information should be maintained in strict confidence and should be discussed, even within Tidewater, only with persons who have a “need to know.” Insiders should exercise the utmost care and circumspection in dealing with information that may be material non-public information. Insiders should avoid conversations in public places, such as hallways, elevators, restaurants and airplanes, involving information of a sensitive or confidential nature. Written information should be appropriately safeguarded and should not be left where it may be seen by persons not entitled to the information. The unauthorized disclosure of information could result in serious consequences to Tidewater, regardless of whether the disclosure was intended to facilitate improper trading in securities. The prohibition against disclosing nonpublic information to others applies regardless of whether the Insider derives any monetary benefit from the disclosure.

Insiders should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that the Insider has reason to believe is material and nonpublic.

B.	Giving Trading Advice

No Insider may give trading advice of any kind about Tidewater to anyone when such Insider is aware of material nonpublic information about Tidewater. Notwithstanding the foregoing, employees are required to inform the General Counsel if they become aware of potential trading that might violate the law or this Policy.

C.	Engaging in Short Sales

No Insider may engage in short sales of Tidewater securities. A short sale is the sale of a security that the seller does not own at the time of the trade.

D.	Engaging in Derivative Transactions

No Insider may engage in transactions in puts, calls or other derivative instruments that relate to or involve Tidewater securities. Such transactions are, in effect, bets on short-term movements in Tidewater’s stock price and therefore create the appearance that the transaction is based on nonpublic information.

E.	Hedging

No Insider may engage in hedging transactions involving Tidewater securities, including forward sale or purchase contracts, equity swaps, collars or exchange funds. Such transactions are speculative in nature and therefore create the appearance that the transaction is based on nonpublic information.

F.	Trading on Margin or Pledging

No Insider may hold Tidewater securities in a margin account or pledge (or hypothecate) Tidewater securities as collateral for a loan. This is required so that there is no risk of margin sales or foreclosure sales that could occur at a time when the Insider is aware of material nonpublic information or otherwise is not permitted to trade in Tidewater securities.

4 | Page

G.	Frequent Trading

Frequent trading of Tidewater securities can create an appearance of wrongdoing even if the decision to trade was based solely on public information such as stock price ranges and other market events. Insiders are strongly discouraged from trading in Tidewater securities for short-term trading profits. Daily or frequent trading, which can be time-consuming and distracting, is strongly discouraged. Section 16 Individuals (defined below) must comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

H.	Trading in Securities of Other Companies

No Insider may, while in possession of material nonpublic information about any other public company gained in the course of employment with Tidewater: (i) buy, sell, donate or otherwise transact in the securities of the other public company; (ii) “tip” or disclose such material nonpublic information concerning that company to anyone; or (iii) give trading advice of any kind to anyone concerning the other public company.

VII.	ADDITIONAL POLICY REQUIREMENTS APPLICABLE TO SECTION 16 INDIVIDUALS AND RESTRICTED INSIDERS

A.	Definitions

1.    Section 16 Individuals. Section 16 Individuals shall include each member of the Board, the officers of Tidewater designated by the Board as “Section 16 officers”, and their respective family members and others in their households.

2.    Restricted Insiders. “Restricted Insiders” include the Section 16 Individuals along with those employees who are at an enhanced risk of possessing material nonpublic information and who therefore must exercise greater diligence to comply with insider trading prohibitions. This group includes Section 16 Individuals, officers, managing directors and certain senior finance, legal, HR, business development, investor relations and management in roles that make it likely they will have involvement with material nonpublic information. This list is updated by the Office of the General Counsel in consultation with the Chief Financial Officer. Employees will be notified if considered a Restricted Insider under this Policy.

B.	Mandatory Preclearance Requirements

Restricted Insiders, their immediate family members residing in their households, and entities over which they exercise control may not engage in any transaction involving Tidewater’s securities (including an option exercise, a gift, a loan or pledge, a contribution to a trust, or any other transfer) without first obtaining pre-clearance of the transaction from the General Counsel. A request for pre-clearance on the form attached as Exhibit A to this Policy should be submitted to the General Counsel at least two business days in advance of the proposed transaction. The General Counsel will then determine whether the transaction may proceed and, if applicable, assist in complying with any Section 16 reporting requirements. If the General Counsel desires to execute any trades involving Tidewater securities for his or her personal account, the General Counsel must first obtain the approval of the Chief Executive Officer or the Chief Financial Officer. The existence of the foregoing approval procedures does not in any way obligate the General Counsel (or, in the case of any trade by the General Counsel, the Chief Executive Officer or the Chief Financial Officer) to approve any trades submitted for pre-clearance. If a Restricted Insider seeks pre-clearance and permission to engage in the transaction is denied, then the Restricted Insider should refrain from initiating any transaction in Tidewater’s securities and should not inform any other person of the restriction. The grant of pre-clearance is not legal advice and in no way relieves anyone of their own obligation to refrain from trading while in possession of material nonpublic information.

5 | Page

C.	Quarterly and Event Specific Blackouts

Restricted Insiders may not trade in Tidewater securities during the period beginning two weeks prior to the end of a quarter and ending after the second full business day following Tidewater’s issuance of the earnings release for such quarter.

From time to time, an event may occur that is material to Tidewater and is known by only a few employees. Restricted Insiders (which may include other Insiders who are aware of applicable material insider information) may not trade in Tidewater securities so long as the event remains material and non-public. The existence of an event-specific blackout will not be announced, other than to those who are aware, or made aware, of the event giving rise to the blackout and should not be communicated to any other person.

D.	Hardship Exceptions to Quarterly Blackout Periods

Under certain special circumstances, the General Counsel is authorized to grant a hardship exception to a Restricted Insider during a quarterly blackout period. Hardship exceptions may be granted only by the General Counsel and must be requested at least two days in advance of the proposed trade. A hardship exception may be granted only if the General Counsel concludes that the Restricted Insider requesting the hardship exception is not in possession of material nonpublic information. Under no circumstance will a hardship exception be granted during an event-specific blackout period or during a cooling-off period related to a Rule 10b5-1 trading plan as described in Article VIII below.

E.	Other Exceptions

1.    Equity Compensation and 401(k) Plan Transactions. The exercise of an employee stock option is not subject to the requirements of this Policy so long as the employee is paying the exercise price (a) in cash, (b) with shares of previously owned Tidewater stock, or (c) by having Tidewater withhold shares from the number of shares delivered in settlement of the option. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option or any other market sale of shares of Tidewater stock occurring in connection with the option exercise. The withholding of shares by Tidewater to cover any employment or income taxes resulting from the lapse of restrictions on equity awards is not subject to the requirements of this Policy. If Tidewater elects to make matching contributions to the 401(k) plan in the form of shares of Tidewater stock, the receipt of those shares is not subject to the requirements of this Policy; however, any subsequent sale of those shares by the employee may only be made at a time when a trade in Tidewater stock could be made in accordance with this Policy.

2.    No Market Transactions. A Restricted Insider’s purchase of securities from Tidewater or sale of securities to Tidewater that do not involve a market transaction are not subject to this Policy.

3.    Rule 10b5-1 Transactions. A Restricted Insider’s purchases, sales or donations made pursuant to a Rule 10b5-1 plan that is adopted and operated in compliance with the terms of this Policy (see Section VIII) do not require preclearance in accordance with Section VII.B.

6 | Page

VIII.	RULE 10b5-1 TRADING PLANS

A.	General

Under Rule 10b5-1 of the Exchange Act, an individual has an affirmative defense against an allegation of insider trading if the person demonstrates that the purchase, sale or trade in question took place pursuant to a binding contract, specific instruction or written plan that was put into place before he or she became aware of material nonpublic information. Such contracts, irrevocable instructions and plans are commonly referred to as Rule 10b5-1 plans and must satisfy several conditions set forth in Rule 10b5-1. Rule 10b5-1 plans have the advantage of protecting against insider trading liability. At the same time, these plans require advance commitments regarding the amounts, prices and timing of purchases or sales of Tidewater securities and thus limit flexibility and discretion. In addition, once a Rule 10b5-1 plan has been adopted, it is generally not permissible to amend or modify such plan without complying with new conditions and timing limitations set forth in Rule 10b5-1. Accordingly, while some individuals may find Rule 10b5-1 plans attractive, they may not be suitable for all Insiders.

B.	Pre-Approval

For a Rule 10b5-1 plan to serve as an adequate defense against an allegation of insider trading, several legal requirements must be satisfied. Accordingly, anyone wishing to establish a Rule 10b5-1 plan must first receive approval from the General Counsel or their designee.

C.	Material Nonpublic Information and Special Blackouts

An individual desiring to enter into a Rule 10b5-1 plan must enter into the plan at a time when he or she is not aware of any material nonpublic information about Tidewater or otherwise subject to a special trading blackout. Restricted Insiders may establish a Rule 10b5-1 plan only during an open trading window.

D.	Limitations on Number of Rule 10b5-1 Plans

An individual may not establish overlapping Rule 10b5-1 plans and must limit the use of single-trade plans (i.e., a plan covering a single trading event) to one during any consecutive 12-month period, in each case subject to the accommodations set forth in Rule 10b5-1.

E.	Cooling-Off Periods

Section 16 Individuals must observe a cooling-off period between the date a Rule 10b5-1 plan is adopted or modified and the date of the first transaction under the plan following such adoption or modification equal to the later of (i) 90 days and (ii) 2 business days following the disclosure in Forms 10-K or 10-Q of Tidewater’s financial results for the fiscal quarter in which the plan was adopted or modified (but not to exceed 120 days following plan adoption or modification). All other employees who are not Section 16 Individuals must observe a cooling-off period between the date a Rule 10b5-1 plan is adopted or modified and the date of the first transaction under the plan following such adoption or modification equal to at least 30 days.

IX.	POST-TERMINATION TRANSACTIONS

This Policy continues to apply to transactions in Tidewater securities even after an Insider’s termination of service to Tidewater. Any Insider who is aware of material nonpublic information when his or her relationship with Tidewater terminates may not trade in Tidewater securities until that information has become public or is no longer material. In all other respects, the pre-clearance procedures set forth in this Policy will cease to apply to transactions by Restricted Insiders in Tidewater securities upon the expiration of any blackout period that was in effect at the time of termination of service.

7 | Page

X.	POTENTIAL DISCIPLINARY SANCTIONS FOR VIOLATIONS OF THIS POLICY

Tidewater expects observance of the terms of this Policy by all Insiders. Any violation of this Policy or federal or state insider trading or tipping laws by any Insider may result in disciplinary action by Tidewater and potential civil and criminal penalties under federal and state laws. Any Insider who violates this Policy or any federal or state law governing insider trading or tipping, or knows of any such violation by any other Insider, must report the violation immediately to the General Counsel.

XI.	COMPANY ASSISTANCE

If transactions in Tidewater securities by Insiders become the subject of scrutiny, the transactions will be viewed by the relevant enforcement authorities after the fact and with the benefit of hindsight. As a result, before engaging in any transaction, Insiders should carefully consider how regulators and others might view the transaction in hindsight. Insiders who have any questions about specific transactions or this Policy in general may obtain additional guidance from Tidewater’s General Counsel. The ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with each Insider.

8 | Page

EXHIBIT A

Pre-Clearance Request Form

To:	Office of the General Counsel of Tidewater Inc. (the “Company”)

From:	__________________________

Re:	Pre-clearance for Proposed Transaction in Tidewater Securities

I propose to execute a transaction in Tidewater’s securities and request that Tidewater pre-clear the transaction as required by Tidewater’s Policy Statement on Insider Trading (the “Policy”). The general nature of the transaction is as follows (include type and amount of securities and proposed date of transaction(s)):

By signing below, the undersigned certifies that the undersigned:

●

is not in possession of material nonpublic information (as described in the Policy and federal securities laws) about Tidewater and will not enter into the proposed transaction if the undersigned comes into possession of material nonpublic information about Tidewater;

●	has read and understands the Policy and the proposed transaction will not violate the Policy;

●	will advise Tidewater promptly if the foregoing information becomes inaccurate or incomplete in any respect; and

●	understands that Tidewater may require additional information about the proposed transaction and agrees to provide such information upon request.

Date:

Very truly yours,

Name:

FOR USE BY THE OFFICE OF THE GENERAL COUNSEL:
☐	Approved and cleared

☐	Disapproved

Name	Date

If approved, you are authorized to proceed with the transaction(s) for a period of five (5) trading days, unless notified otherwise by the Office of the General Counsel. If Tidewater's quarterly trading window is open and you do not complete your transaction(s) within this period, or you wish to pre-clear any additional transaction(s), please submit another Pre-Clearance Request Form.

Exhibit A to Policy Statement on Insider Trading: Pre-Clearance Request Form